

By Electronic Mail

November, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Emles Trust
        Issuer CIK: 0001755351
        Issuer File Number: 333-238758 / 811-23431
        Form Type: 8-A12B
        Filing Date: November 24, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Emles Protective Allocation ETF (DEFN)
- Emles Luxury Goods ETF (LUXE)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst